                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                           _________________________
                                  SCHEDULE 13D

                                 (RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO SCHEDULE 13d-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(A)

                             (AMENDMENT NO. 1)/1/


                       ALZA TTS RESEARCH PARTNERS, LTD.
                 --------------------------------------------
                               (Name of Issuer)

                     Class A Limited Partnership Interests
             -----------------------------------------------------
                        (Title of Class of Securities)

                                Not Applicable
                       --------------------------------
                                 CUSIP Number


David R. Hoffmann               Peter D. Staple, Esq.     With a copy to:
President                       ALZA Corporation          Sarah A. O'Dowd, Esq.
ALZA Development Corporation    950 Page Mill Road        Heller Ehrman White
950 Page Mill Road              P.O. Box 10950             & McAuliffe
P.O. Box 10950                  Palo Alto, CA 94303-0802  525 University Avenue
Palo Alto, CA 94303-0802        (650) 494-5000            Palo Alto, CA  94301
(650) 494-5300                                            (650) 324-7000

________________________________________________________________________________
                      (Name, address and telephone number
                        of person authorized to receive
                          notices and communications)

                                August 14, 1998
                       ---------------------------------
                         (Date of Event which requires
                           filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following
box:                                                                 [_]

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                              (Page 1 of 5 Pages)

   /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                             PAGE 2 OF 5 PAGES

------------------------------------------------------------------------------
      Name of Reporting Persons and
 1    S.S. or I.R.S. Identification No.
      ALZA DEVELOPMENT CORPORATION
      I.R.S. Identification No.: 94-2853093

------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group*
 2    (a) [_]
      (b) [_]

------------------------------------------------------------------------------
      SEC Use Only
 3

------------------------------------------------------------------------------
      Source of Funds: AF
 4

------------------------------------------------------------------------------

 5    [_] Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)

------------------------------------------------------------------------------
      Citizenship or Place of Organization: CALIFORNIA
 6

------------------------------------------------------------------------------

                         Sole Voting Power
                     7
     Number of           SEE FOOTNOTE 2 BELOW

    Partnership    -----------------------------------------------------------
                         Shared Voting Power
     Interests
                     8   SEE FOOTNOTE 2 BELOW
   Beneficially
                   -----------------------------------------------------------
     Owned by            Sole Dispositive Power
                     9
       Each              SEE FOOTNOTE 2 BELOW

    Reporting      -----------------------------------------------------------
                     10  Shared Dispositive Power
      Person
                         SEE FOOTNOTE 2 BELOW
       With

------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person:
 11
      3,200 Class A Limited Partnership Interests/2/

------------------------------------------------------------------------------

12   [_]   Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

------------------------------------------------------------------------------
      Percent of Class Represented by amount in Row (11): 100%
13

------------------------------------------------------------------------------
      Type of Reporting Person* CO
14

------------------------------------------------------------------------------

______________________

/2/ ALZA Development Corporation, a wholly owned subsidiary of ALZA Corporation and the general partner of the Issuer, has consummated the exercise of its purchase option with respect to all of the outstanding limited partnership interests of the Issuer (consisting of 3,200 Class A Limited Partnership Interests and one Class B Limited Partnership Interest) under the Agreement of Limited Partnership of the Issuer, as amended. ALZA Development Corporation owns all of the limited partnership interests of the Issuer. See Item 1.

                                                            PAGE 3 OF 5 PAGES

------------------------------------------------------------------------------
      Name of Reporting Persons and
 1    S.S. or I.R.S. Identification No.
      ALZA CORPORATION
      I.R.S. Identification No.: 77-0142070

------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group*
 2    (a) [_]
      (b) [_]

------------------------------------------------------------------------------
      SEC Use Only
 3

------------------------------------------------------------------------------
      Source of Funds: WC
 4

------------------------------------------------------------------------------

 5    [_] Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)

------------------------------------------------------------------------------
      Citizenship or Place of Organization: DELAWARE
 6

------------------------------------------------------------------------------

                         Sole Voting Power
                    7
     Number of           SEE FOOTNOTE 2 BELOW

    Partnership    -----------------------------------------------------------
                         Shared Voting Power
     Interests
                    8    SEE FOOTNOTE 2 BELOW
   Beneficially
                   -----------------------------------------------------------
     Owned by            Sole Dispositive Power
                    9
       Each              SEE FOOTNOTE 2 BELOW

    Reporting      -----------------------------------------------------------
                    10   Shared Dispositive Power
      Person
                         SEE FOOTNOTE 2 BELOW
       With

------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person:
 11
      3,200 Class A Limited Partnership Interests/2/

------------------------------------------------------------------------------

 12  [_]   Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

------------------------------------------------------------------------------
      Percent of Class Represented by amount in Row (11): 100%
 13

------------------------------------------------------------------------------
      Type of Reporting Person* CO
 14

------------------------------------------------------------------------------

______________________

/2/ ALZA Development Corporation, a wholly owned subsidiary of ALZA Corporation and the general partner of the Issuer, has consummated the exercise of its purchase option with respect to all of the outstanding limited partnership interests of the Issuer (consisting of 3,200 Class A Limited Partnership Interests and one Class B Limited Partnership Interest) under the Agreement of Limited Partnership of the Issuer, as amended. ALZA Development Corporation owns all of the limited partnership interests of the Issuer. See Item 1.

                                                               PAGE 4 OF 5 PAGES

Item 1.   Security and Issuer.
          -------------------

          This Statement is the first amendment to the statement on Schedule 13D dated July 6, 1998 relating to the Class A Limited Partnership Interests of ALZA TTS Research Partners, Ltd., a California limited partnership (the "Issuer").

          On August 14, 1998 (the "Closing Date"), ALZA Development Corporation, a California corporation ("ADC"), consummated the purchase of all of the outstanding Class A Limited Partnership Interests and the Class B Limited Partnership Interest (together, the "Limited Partnership Interests") of the Issuer through the exercise of its purchase option pursuant to the terms of the Agreement of Limited Partnership dated December 30, 1982, as amended. ADC is the general partner of the Issuer and a wholly owned subsidiary of ALZA Corporation, a Delaware corporation. Accordingly, ADC now owns all of the Limited Partnership Interests.

                                                               PAGE 5 OF 5 PAGES

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 14, 1998

                              ALZA DEVELOPMENT CORPORATION



                              By:  /s/ David R. Hoffmann
                                   ___________________________________________
                                   David R. Hoffmann
                                   President and
                                   Chief Financial Officer


                              ALZA CORPORATION



                              By:  /s/ Bruce C. Cozadd
                                   ___________________________________________
                                   Bruce C. Cozadd, Senior Vice President and
                                   Chief Financial Officer